NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT ("Agreement") is made as of <u>[EFFECTIVE DATE]</u>, by and among **Reimagine Football Company,** a Delaware corporation (the "Company"), and the lenders (each individually a "Lender," and collectively the "Lenders") named on the Schedule of Lenders attached hereto (the "Schedule of Lenders"). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

WHEREAS, each Lender intends to provide certain Consideration to the Company as described for each Lender on the Schedule of Lenders;

WHEREAS, the parties wish to provide for the sale and issuance of such Notes in return for the provision by the Lenders of the Consideration to the Company; and

WHEREAS, the parties intend for the Company to issue in return for the Consideration one or more Notes to purchase shares of the Company's Equity Securities.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   <u>Definitions</u>.

(a)   "<u>Consideration</u>" shall mean the amount of money paid by each Lender pursuant to this Agreement as shown on the Schedule of Lenders.

(b)   "<u>Conversion Shares</u>" shall, for purposes of determining the type of Equity Securities issuable upon conversion of the Notes, mean:

(i)   with respect to a conversion pursuant to Section 2.2(a), the Equity Securities issued in the Next Equity Financing; and

(ii)   with respect to a conversion pursuant to Section 2.2(b), shares of the Company's Common Stock.

(c)   "<u>Conversion Price</u>" shall equal:

(i)   with respect to a conversion pursuant to Section 2.2(a), the lower of (A) the product of (x) 80% and (y) the price paid per share for Equity Securities by the investors in the Next Equity Financing or (B) $0.7930 (as adjusted for any stock split, stock dividend, combinations, or other similar recapitalization); and

(ii)   with respect to a conversion pursuant to Section 2.2(b), $0.7930 (as adjusted for any stock split, stock dividend, combinations, or other similar recapitalization).

(d)   "<u>Corporate Transaction</u>" shall include (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity) or (iv) a liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

(e) "Equity Securities" shall mean the Company's Common Stock or Preferred Stock or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or Preferred Stock, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.

(f) "Majority Note Holders" shall mean the holders of a majority in interest of the aggregate principal amount of Notes.

(g) "Maturity Date" shall mean the date that is eighteen (18) months following the date of this Agreement.

(h) "Next Equity Financing" shall mean the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes pursuant to Section 2.2 below and any other outstanding convertible promissory notes, SAFEs or similar instruments converted into Equity Securities).

(i) "Notes" shall mean the one or more promissory notes issued to each Lender pursuant to Section 2.1 below, the form of which is attached hereto as Exhibit A. The Notes are subordinate in right of payment to all current and future certain indebtedness to banks and other institutions.

(j) "WeFunder" shall mean Wefunder Portal LLC, a Delaware limited liability company who is acting as an intermediary between Lenders and Company to conduct the transactions contemplated by this Agreement and the Notes and who is registered as a funding portal in accordance with the Act.

2. Amount and Terms of the Notes.

2.1 Issuance of Notes. In return for the Consideration paid by each Lender, the Company shall sell and issue to such Lender one or more Notes. Each Note shall have a principal balance equal to that portion of the Consideration paid by such Lender for the Note, as set forth in the Schedule of Lenders. Each Note shall be convertible into Conversion Shares pursuant to Section 2.2 below.

2.2   Right to Convert Notes.

(a)   Next Equity Financing. The principal and unpaid accrued interest of each Note will be automatically converted into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, accrued interest on this Note may be paid in cash at the option of the Company. The number of Conversion Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on a Note to be converted, or portion thereof, on the date of conversion, by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing.

(b)   Corporate Transaction. In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note may be converted (as provided herein), at the election of the Majority Note Holders, (i) all outstanding principal and unpaid accrued interest due on such Note shall be converted into that number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on a Note to be converted, or portion thereof, on the date of conversion, by the Conversion Price; or (ii) the Lender shall be paid an amount equal to all outstanding principal and accrued and unpaid interest.

(c)   No Fractional Shares. Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the Company shall pay the Note holder cash equal to such fraction multiplied by the Conversion Price.

(d)   Mechanics of Conversion. The Company shall not be required to issue or deliver the Conversion Shares until the Note holder has surrendered the Note to the Company. Such conversion may be made contingent upon the closing of the Next Equity Financing or Corporate Transaction.

3.   Closing Mechanics.

3.1   Closing.   The initial closing (the "Closing") of the purchase of the Notes in return for the Consideration paid by each Lender shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Lenders purchasing a majority in interest of the aggregate principal amount of the Notes to be sold at the Closing agree upon orally or in writing. At the Closing, each Lender shall deliver the Consideration to the Company and the Company shall deliver to each Lender one or more executed Notes in return for the respective Consideration provided to the Company.

3.2   Subsequent Closings. In any subsequent closing (each a "Subsequent Closing"), the Company may sell additional Notes subject to the terms of this Agreement to any Lender as it shall select provided that the aggregate amount of Consideration does not exceed $1,000,000. Any subsequent purchasers of Notes shall become a party to, and shall be entitled to receive Notes in accordance with this Agreement. Each Subsequent Closing shall take place at such locations and at such times as shall be mutually agreed upon orally or in writing by the Company and such purchasers of additional Notes.

4. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders that:

4.1 **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

4.2 **Authorization**. Except for the authorization and issuance of the shares issuable in connection with the Next Equity Financing, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes, the valid and enforceable obligations they purport to be.

4.3 **Compliance with Other Instruments**. Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Notes, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Incorporation or bylaws or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

4.4 **Valid Issuance of Stock**. The Conversion Shares to be issued, sold and delivered upon conversion of the Notes will be duly authorized and validly issued, fully paid and nonassessable and, based in part upon the representations and warranties of the Lenders in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

4.5 **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("Disqualification Events"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Section 4.5, "Company Covered Persons" include the Company, any predecessor or affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, any promoter connected with the Company in any capacity at the time of the consummation of the transactions completed by this Agreement, and any person that has been or will be paid compensation for soliciting lenders, including the general partners, directors, officers, or managing members of any such solicitor; provided, however, that Company Covered Persons do not include (a) any Lender, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Lender.

5.   Representations and Warranties of the Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

5.1   Authorization. This Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Each Lender represents that it has full power and authority to enter into this Agreement.

5.2   Purchase Entirely for Own Account. Each Lender acknowledges that this Agreement is made with Lender in reliance upon such Lender's representation to the Company that the Notes, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "Securities") will be acquired for investment for such Lender's own account, not as a nominee or agent (unless otherwise specified on such Lender's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

5.3   Substantial Disclosures. Each Lender acknowledges that it has received and reviewed a copy of the Company's Form C. With respect to information provided by the Company, each Lender acknowledges that he, she or it has relied solely on the information contained in the Company's Form C to make the decision to purchase the Securities. Each Lender understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Company's Form C. Each Lender represents that it is able to bear any and all loss associated with an investment in the Securities. Each Lender acknowledges and agrees that it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities, and that information and explanations related to the terms and conditions of the Securities provided in the Company's Form C or otherwise by the Company, Wefunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to such Lender in deciding to invest in the Securities. Each Lender acknowledges that neither the Company, Wefunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining such Lender's authority or suitability to invest in the Securities. Each Lender is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Each Lender has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

5.4   Investment Experience. Each Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, each Lender also represents it has not been organized solely for the purpose of acquiring the Securities.

5.5   Limitation on Investments by Non-Accredited Lender. The Consideration paid by each Lender who is not an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the "SEC"), as presently in effect, together with all other crowdfunding purchases made by such Lender within any 12-month period, does not exceed (a) the greater of (i) $2,500 or (ii) five percent (5%) of the greater of such Lender's annual income or net worth if such Lender's annual income or net worth is less than $124,000, or (b) ten percent (10%) of the greater of such Lender's annual income or net worth, not to exceed an amount of $124,000, if such Lender's annual income and net worth are each $124,000 or more. For purposes of this Section 5.5, the terms "net worth" and/or "annual income" shall have the same meanings as in Regulation D. Each Lender further represents that the information he, she or it provided to Wefunder about such Lender is true and correct and may be relied on by the Company.

5.6   No "Bad Actor" Disqualification. Each Lender represents and warrants that neither (a) such Lender nor (b) any entity that controls such Lender or is under the control of, or under common control with, such Lender, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. Each Lender represents that such Lender has exercised reasonable care to determine the accuracy of the representation made by such Lender in this Section 5.6, and agrees to notify the Company if such Lender becomes aware of any fact that makes the representation given by such Lender hereunder inaccurate.

5.7   Restricted Securities. Each Lender understands that (a) the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933 (the "Act") only in certain limited circumstances, (b) no federal or state securities administrator has reviewed or passed on the accuracy or adequacy of the offering materials for the Securities, and (c) there are significant restrictions on the transferability of the Securities and no resale market may be available after such restrictions expire.

5.8   Restriction on Resales. Each Lender agrees not to transfer the Securities for at least a one (1) year period commencing on the Effective Date and concluding on the day prior to the one year anniversary of the Effective Date, unless such Securities are transferred to (a) the Company, (b) an accredited investor as determined by the Company, (c) as part of an offering registered with the SEC, or (d) to a member of the Lender's family or the equivalent, to a trust controlled by the Lender, to a trust created for the benefit of a family member of the Lender or the equivalent, or in connection with the death or divorce of the Lender or other similar circumstance. Each Lender represents that it is familiar with 13 CFR 227.501 et seq., as presently in effect, and understands the resale limitations imposed thereby and by the Act.

5.9   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth above, each Lender further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 5, Section 7.10 and:

(a)   There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   (i) Lender has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and (ii) if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act.

Lender shall not make any disposition of any Note, Conversion Share or Securities to any of the Company's competitors as such is in good faith determined by the Company.

5.10   Legends. It is understood that the Securities may bear the following legend:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO 13 CFR §227.501 ET SEQ., AS AMENDED."

6.   State Commissioners of Corporations.

6.1   California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE OR AN EXEMPTION UNDER THE ACT WITH PREEMPTS THE LAWS OF THE STATE OF CALIFORNIA. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE

EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

7.   <u>Miscellaneous</u>.

7.1   <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, <u>provided</u>, <u>however</u>, that the Company may not assign its obligations under this Agreement without the written consent of the Majority Note Holders. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2   <u>Governing Law</u>. This Agreement and the Notes shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.

7.3   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4   <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   <u>Notices</u>. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 7.5):

If to the Company:

Reimagine Football Company
4200 Park Blvd. #607
Oakland, California 94602
Attention: President

If to Lenders:

At each Lender's respective addresses shown for such Lender in his/her/its Wefunder account.

7.6   Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.7   Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company's agreements with each of the Lenders are separate agreements, and the sales of the Notes to each of the Lenders are separate sales. Nonetheless, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Majority Note Holders. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement at the time outstanding and each future holder of all such Notes.

7.8   Effect of Amendment or Waiver. Each Lender acknowledges that by the operation of Section 7.7 hereof, the Majority Note Holders will have the right and power to diminish or eliminate all rights of such Lender under this Agreement and each Note issued to such Lender.

7.9   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.10   "Market Stand-Off" Agreement. Each Lender hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's Initial Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held by Lender immediately prior to the effective date of the Initial Offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 7.10 shall apply only to the Company's initial offering of equity securities, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Lenders if all officers, directors and greater than five percent (5%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's Initial Offering are intended third-party beneficiaries of this Section 7.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Lender further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's Initial Offering that are consistent with this Section 7.10 or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the securities of each Lender (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

Each Lender agrees that a legend reading substantially as follows shall be placed on all certificates representing all securities of each Lender (and the shares or securities of every other person subject to the restriction contained in this Section 7.10):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

7.11   Stock Purchase Agreement. Each Lender understands and agrees that the conversion of the Notes into Conversion Shares may require such Lender's execution of certain agreements in the form agreed to by investors in the Next Equity Financing relating to the purchase and sale of such securities as well as registration, co-sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities.

7.12   Exculpation Among Lenders. Each Lender acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. Each Lender agrees that no other Lender nor the respective controlling persons, officers, directors, partners, agents, stockholders or employees of any other Lender shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Securities.

7.13   Acknowledgement. In order to avoid doubt, it is acknowledged that each Lender shall be entitled to the benefit of all adjustments in the number of shares of Common Stock of the Company issuable upon conversion of the Preferred Stock of the Company or as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Common Stock or Preferred Stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

7.14   <u>Further Assurance</u>. From time to time, the Company shall execute and deliver to the Lenders such additional documents and shall provide such additional information to the Lenders as any Lender may reasonably require to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith, or to be informed of the financial and business conditions and prospects of the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

REIMAGINE FOOTBALL COMPANY

By: *Founder Signature*
Print Name: [FOUNDER NAME]
Title: [FOUNDER TITLE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LENDERS:

[ENTITY NAME]
_____
(Print name of entity or individual making investment)

By: *Investor Signature*
_____
(Signature)

Print Name: [INVESTOR NAME]

Title (if applicable): [INVESTOR TITLE]

SCHEDULE OF LENDERS

Lender	Investment Dates	Principal Balance of Promissory Note
[[ENTITY NAME]]	[EFFECTIVE DATE]	$[AMOUNT]
TOTAL		$[AMOUNT]

EXHIBIT A

(SEE ATTACHED)

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO 13 CFR §227.501 ET SEQ., AS AMENDED.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Reimagine Football Company, a Delaware corporation (the "Company"), hereby promises to pay to the order of [ENTITY NAME] (the "Lender"), the principal sum of $[AMOUNT], together with interest thereon from the date of this Note. Interest shall accrue at a rate of three percent (3%) per annum, compounded annually. Unless earlier converted into Conversion Shares pursuant to Section 2.2 of that certain Note Purchase Agreement dated [EFFECTIVE DATE] among the Company, Lender and certain other investors (the "Purchase Agreement"), the principal and accrued interest shall be due and payable by the Company on demand by the Majority Note Holders at any time after the Maturity Date.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. Payment. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Majority Note Holders. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

2. Security. This Note is a general unsecured obligation of the Company.

3. Conversion of the Notes. This Note and any amounts due hereunder shall be convertible into Conversion Shares in accordance with the terms of Section 2.2 of the Purchase Agreement. As promptly as practicable after the conversion of this Note, the Company at its expense shall issue and deliver to the holder of this Note, upon surrender of the Note, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

4. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

5.   Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee.   The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

6.   Officers and Directors not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.   Expenses.   The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise ("Costs"). The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

8.   Governing Law. This Note shall be governed by and construed under the laws of the State of California as applied to other instruments made by California residents to be performed entirely within the State of California. Notwithstanding any provision of this Convertible Promissory Note to the contrary, this Convertible Promissory Note shall be (to the extent necessary to satisfy the requirements of Section 22062(b)(3)(D) of the California Financial Code) subject to the implied covenant of good faith and fair dealing arising under Section 1655 of the California Civil Code.

9.   Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Convertible Promissory Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Convertible Promissory Note primarily for the operations of its business, and not for any personal, family or household purpose.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has executed this Note effective as of the date first written above.


REIMAGINE FOOTBALL COMPANY

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]


READ AND APPROVED

LENDER: [ENTITY NAME]

[INVESTOR NAME]

    (Print name of entity or individual making investment)

By: *Investor Signature*

    (Signature)